

SALANS

ATTORNEYS AT LAW

Suite 500, 800 Connecticut Avenue, N.W., Washington, D.C. 20006, USA
Tel +1 (202) 331 2994 Fax +1 (202) 331-3101



07028252



RECEIVED
NOV 21 2007
186

Pierre J. Lorieau *Associate*
Direct Dial (212) 632-5536
Direct Fax (212) 307-3350
plorieau@salans.com

File No. 82-34735

November 9, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

SUPPL

Re: ASSA ABLOY AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34735)-Press Release

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and document furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 632-5536. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

Best regards,

Pierre J. Lorieau

11/29

Enclosure

cc: Martin Hamner
Jacob Wahlberg
Nina Svensson, Esq.
Robert K. Smits, Esq.

ASSA ABLOY

82-34735

Press Release

November 8, 2007
no 17/07

Strong progress for ASSA ABLOY – continued growth and improved profits in all divisions

- Sales for the third quarter increased by 7% to SEK 8,274 M (7,736), with 7% organic growth, 4% acquired growth and exchange-rate effects of -3%.
- Operating income (EBIT) for the quarter increased by 14% to SEK 1,404 M (1,235*), which is the best yet achieved by the Group and represents a margin of 17.0% (16.0*).
- Net income for the quarter amounted to SEK 884 M (366)**.
- Earnings per share for the quarter increased by 17% to SEK 2.36 (2.02*).
- Operating cash flow improved further, rising by 42% to SEK 1,306 M (919).
- The acquisitions of Baodean and iRevo were completed.

SALES AND INCOME

	Third quarter			January to September		
	2007	**2006**	**Change**	**2007**	**2006**	**Change**
Sales, SEK M	**8,274**	**7,736**	**+7%**	**24,830**	**23,078**	**+8%**
of which,						
Organic growth			+7%			+7%
Acquisitions			+4%			+5%
Exchange-rate effects	-248		-3%	-943		-4%
Operating income (EBIT), SEK M	**1,404**	**1,235***	**+14%**	**4,018**	**3,496***	**+15%**
Operating margin (EBIT), %	17.0	16.0*		16.2	15.2*	
Income before tax, SEK M	1,211	1,054*	+15%	3,440	3,014*	+14%
Net income, SEK M	884	366**	+142%	2,509	1,367**	+84%
Operating cash flow, SEK M	1,306	919	+42%	3,068	2,339	+31%
Earnings per share (EPS), SEK	**2.36**	**2.02***	**+17%**	**6.72**	**5.85***	**+15%**

*Excluding 2006 restructuring costs totaling SEK 437 M for the quarter and SEK 957 M for the first nine months.
** Excluding restructuring costs the 2006 net income is SEK 759 M for the quarter and SEK 2,194 M for the first nine months.

ASSA ABLOY AB (publ)
Box 70340
SE-107 23 Stockholm, Sweden
Visiting address:
Klarabergsviadukten 90

Tel: +46 (0)8 506 485 00
Fax: +46 (0)8 506 485 85
www.assaabloy.com

ASSA ABLOY is the global leader in door opening solutions, dedicated to satisfying end-user needs for security, safety and convenience.

Press Release

COMMENTS BY THE PRESIDENT AND CEO

"During the third quarter growth continued at a good pace throughout the Group. It was particularly pleasing that growth in Asia Pacific more than doubled and that all divisions delivered substantial improvements in earnings. The Group's cash flow was stable and strong and the restructuring program continued to proceed according to plan," said Johan Molin, President and CEO.

THIRD QUARTER

The Group's sales totaled SEK 8,274 M (7,736), an increase of 7% compared with 2006. In local currencies the increase amounted to 11% (13), of which organic growth for comparable units contributed 7% (8) while acquired units accounted for 4% (5) of the increase in volume. Exchange-rate effects had a negative impact of SEK 248 M – i.e. 3% – on sales.

Operating income before depreciation, EBITDA, amounted to SEK 1,625 M (1,464), an increase of 11% compared with 2006. The EBITDA margin was 19.6% (18.9). The Group's operating income, EBIT, amounted to SEK 1,404 M (1,235), an increase of 14%, after negative currency effects of SEK 48 M. The operating margin (EBIT) was 17.0% (16.0).

Net financial items amounted to SEK 193 M (181), which corresponds to an average interest rate of just over 5%. The Group's income before tax amounted to SEK 1,211 M (1,054), which represents an increase of 15% on the previous year. After translation of subsidiaries' income statements, exchange-rate effects had a negative impact of SEK 42 M on the Group's income before tax. The profit margin was 14.6% (13.6). The Group's tax charge totaled SEK 327 M (251), corresponding to an effective tax rate of 27% for the quarter. Earnings per share amounted to SEK 2.36 (2.02), which represents an increase of 17%.

The Group's operating cash flow amounted to SEK 1,306 M (919), equivalent to 108% (87) of income before tax. Working capital fell by SEK 53 M during the quarter.

THE PERIOD JANUARY TO SEPTEMBER

Sales for the first nine months of 2007 totaled SEK 24,830 M (23,078), which represents an increase of 8% compared with 2006. Organic growth was 7% (9). Acquired companies contributed 5% (3). Exchange-rate effects affected sales negatively by SEK 943 M, i.e. 4%, compared with the equivalent period in 2006.

Operating income before depreciation, EBITDA, for the period amounted to SEK 4,697 M (4,174). The corresponding margin was 18.9% (18.1). The Group's operating income, EBIT, amounted to SEK 4,018 M (3,496) an increase of 15%, after negative exchange-rate effects of SEK 166 M. The corresponding operating margin (EBIT) was 16.2% (15.2).

ASSA ABLOY AB (publ)
Box 70340
SE-107 23 Stockholm, Sweden
Visiting address:
Klarabergsviadukten 90

Tel: +46 (0)8 506 485 00
Fax: +46 (0)8 506 485 85
www.assaabloy.com

Earnings per share for the period increased by 15% to SEK 6.72 (5.85). Operating cash flow for the period amounted to SEK 3,068 M (2,339).

RESTRUCTURING MEASURES

The comprehensive restructuring program initiated in April 2006 is proceeding according to plan. The program includes some 50 individual restructuring measures. The roles of a large number of production units will be changed to focus mainly on final assembly, and some units will be closed. The cost of the program is assessed at SEK 1,274 M and it is expected to generate cost savings of about SEK 600 M a year once the whole program is completed in 2009. The full cost of the program was expensed in 2006.

Payments related to the restructuring program amounted to SEK 90 M during the quarter and SEK 215 M in the first nine months. Savings during the quarter resulting from measures carried out are assessed at SEK 60 M compared with the same period last year. The quarterly rate of savings from the start of the program now amounts to SEK 85 M. So far 1,035 out of the total of 2,000 employees affected by the restructuring program have left the Group.

COMMENTS BY DIVISION

EMEA

Sales growth in EMEA division remained good during the third quarter, with no major regional variations. Sales totaled SEK 3,144 M (2,914), with 6% organic growth. Acquired growth amounted to 1%. Operating income developed very positively and amounted to SEK 543 M (469), which represents an operating margin (EBIT) of 17.3% (16.1). Return on capital employed also improved and amounted to 20.0% (17.9). Operating cash flow before interest paid totaled SEK 559 M (537) and was well in line with operating income.

AMERICAS

The sales trend in Americas division remained good in the commercial segment during the quarter, and sales for the third quarter totaled SEK 2,621 M (2,632), with 5% organic growth. Progress was weaker in the sections dependent on the residential market. Acquired growth amounted to 4%. Operating income continued to improve and amounted to SEK 533 M (523), which represents an operating margin (EBIT) of 20.3% (19.8). Return on capital employed amounted to 24.0% (23.2). Operating cash flow before interest paid was strong and totaled SEK 595 M (498).

ASSA ABLOY AB (publ)
Box 70340
SE-107 23 Stockholm, Sweden
Visiting address:
Klarabergsviadukten 90

Tel: +46 (0)8 506 485 00
Fax: +46 (0)8 506 485 85
www.assaabloy.com



ASIA PACIFIC

Sales in Asia Pacific division grew strongly in all markets in the region and totaled SEK 696 M (611), with 10% organic growth. The acquisition of Pyropanel is proceeding according to plan and work to integrate Baodean and iRevo, which will be consolidated from the fourth quarter, has begun. Acquired growth amounted to 5%. Operating income improved strongly relative to previous quarters as a result of price increases made to compensate for rising raw-material costs, together with a healthy growth in volume, and amounted to SEK 93 M (63), representing an operating margin (EBIT) of 13.4% (10.3). Return on capital employed amounted to 17.6% (12.7). Operating cash flow before interest paid totaled SEK 100 M (-7), a significant improvement on the previous year.

GLOBAL TECHNOLOGIES

Global Technologies division reported continued strong growth with sales of SEK 1,254 M (1,107) in the third quarter, of which organic growth accounted for 11%. The integration of Integrated Engineering and Aontec proceeded according to plan and acquired growth amounted to 7%. Operating income amounted to SEK 203 M (168), giving an operating margin (EBIT) of 16.2% (15.1). Return on capital employed amounted to 15.8% (16.1). Operating cash flow before interest paid amounted to SEK 221 M (108).

ENTRANCE SYSTEMS

Entrance Systems division reported sales of SEK 747 M (674) in the third quarter, representing organic growth of 7%. The service side showed especially strong growth while the USA had rather lower overall growth. The division's newly established operations in Asia are showing very good growth. Acquired growth amounted to 4%. Profitability was boosted by increased sales volumes and prices during the quarter, and operating income amounted to SEK 109 M (87), giving an operating margin (EBIT) of 14.6% (12.9). Return on capital employed amounted to 13.7% (11.3). Operating cash flow before interest paid amounted to SEK 41 M (23).

ACQUISITIONS

The acquired companies Esety, Aontec and Alba were consolidated during the third quarter. The total acquisition price for the companies consolidated during the first nine months amounts to SEK 1,060 M and preliminary acquisition analyses indicate that goodwill and other intangible assets with indefinite useful life amount to SEK 750 M. The acquisition price is adjusted for acquired interest-bearing liabilities including estimated earn-outs.

Asia Pacific division's acquisitions of the Chinese company Baodean and the Korean company iRevo were completed once all necessary permissions had been received, and both companies will be consolidated from 1 October.

Press Release

OTHER EVENTS

During the quarter ASSA ABLOY has decided on a 20-point program of sustainable development which is to be carried through during the years 2007 to 2010. Matters covered by the program include the phasing-out of some chemicals used in production; energy consumption; workplace conditions; and other social and ethical issues governed by the company's Code of Conduct. The stated goals also require the work of sustainable development to be integrated into the company's existing processes. The results of the program will be reported in the annual report on sustainable development in the Group which in the future will be published at about the same time as the Group's Annual Report. Current information about sustainable development is published on the Group's website.

PARENT COMPANY

Other operating income for the Parent company ASSA ABLOY AB totaled SEK 888 M (574) for the nine months. Income before tax amounted to SEK 2,037 M (480). The improved income is chiefly due to non-recurring costs which burdened last year's figures. Investments in tangible and intangible assets totaled SEK 2 M (15). Liquidity is good and the equity ratio was 49.6% (44.2).

ACCOUNTING PRINCIPLES

ASSA ABLOY applies International Financial Reporting Standards (IFRS) as endorsed by the European Union. Significant accounting and valuation principles are detailed on pages 58-62 of the 2006 Annual Report. New or revised IFRS effective after 31 December 2006 have had no material effect on the consolidated income statements or balance sheets. The Group's Interim Reports are prepared in accordance with IAS 34 'Interim Financial Reporting' under the guidelines given in RR 31 issued by the Swedish Financial Accounting Standards Council. The Parent company applies RR 32:05.

TRANSACTIONS WITH RELATED PARTIES

No transactions that significantly affected the company's position and income have taken place between ASSA ABLOY and related parties.

RISKS AND UNCERTAINTY FACTORS

As an international Group with a wide geographic spread, ASSA ABLOY is exposed to a number of business and financial risks. The business risks can be divided into strategic, operational and legal risks. The financial risks are related to such factors as exchange rates, interest rates, liquidity, the giving of credit, raw materials and financial instruments. Risk management in ASSA ABLOY aims to identify, control and reduce risks. This work begins with an assessment of the probability of risks occurring and their potential effect on the Group. For a more detailed description of risks and risk management refer to the 2006 Annual Report. No significant risks other than the risks described there are judged to have occurred.

ASSA ABLOY AB (publ)
Box 70340
SE-107 23 Stockholm, Sweden
Visiting address:
Klarabergsviadukten 90

Tel: +46 (0)8 506 485 00
Fax: +46 (0)8 506 485 85
www.assaabloy.com

OUTLOOK

Organic sales growth is expected to continue at a good rate. The operating margin (EBIT) and operating cash flow are expected to develop well.

Long term, ASSA ABLOY expects an increase in security-driven demand. Focus on end-user value and innovation as well as leverage on ASSA ABLOY's strong position will accelerate growth and increase profitability.

This Interim Report has not been reviewed by the Company's Auditor.

Financial information

The Report for the fourth quarter will be published on 13 February 2008.

For more information, please contact:
Johan Molin, President and CEO, tel no: +46 8 506 485 42
Tomas Eliasson, CFO and Executive Vice President, tel no: +46 8 506 485 72

ASSA ABLOY is holding an **analysts' meeting** at **12.00 today**
at Klarabergsviadukten 90 **in Stockholm**.
The analysts' meeting can also be followed
on the Internet at www.assaabloy.com.
It is possible to submit questions by telephone on
+46 8 5052 0270, +44 208 817 9301 or **+1 718 354 1226.**

The information contained herein are subject to the disclosure requirements of ASSA ABLOY AB under the Swedish Securities Exchange and Clearing Operations Act and/or the Swedish Financial Instruments Trading Act. This information has been publicly communicated November 8 at 08.00 CET.

FINANCIAL INFORMATION - GROUP

INCOME STATEMENT	Jul-Sep 2007 SEK M	Jul-Sep 2006 SEK M	Jan-Sep 2007 SEK M	Jan-Sep 2006 SEK M	Jan-Dec 2006 SEK M
Sales	8,274	7,736	24,830	23,078	31,137
Cost of goods sold	-4,869	-5,055	-14,617	-14,663	-19,936
Gross income	**3,405**	**2,681**	**10,213**	**8,415**	**11,201**
Selling and administrative expenses	-2,003	-1,884	-6,202	-5,881	-7,912
Share in earnings of associated companies	2	1	7	5	8
Operating income	**1,404**	**798**	**4,018**	**2,539**	**3,297**
Financial items	-193	-181	-578	-482	-671
Income before tax	**1,211**	**617**	**3,440**	**2,057**	**2,626**
Tax	-327	-251	-931	-690	-870
Net income	**884**	**366**	**2,509**	**1,367**	**1,756**
Allocation of net income:					
Shareholders in ASSA ABLOY AB	882	364	2,504	1361	1,746
Minority interests	2	2	5	6	10

EARNINGS PER SHARE	Jul-Sep 2007 SEK	Jul-Sep 2006 SEK	Jan-Sep 2007 SEK	Jan-Sep 2006 SEK	Jan-Dec 2006 SEK
Earnings per share after tax and before dilution [1]	2.41	1.00	6.84	3.72	4.77
Earnings per share after tax and dilution [2]	2.36	0.99	6.72	3.67	4.72
Earnings per share after tax and dilution, excl restructuring costs [2]	2.36	2.02	6.72	5.85	7.99

CASH FLOW STATEMENT [12]	Jul-Sep 2007 SEK M	Jul-Sep 2006 SEK M	Jan-Sep 2007 SEK M	Jan-Sep 2006 SEK M	Jan-Dec 2006 SEK M
Cash flow from operating activities	1,178	832	2,528	1,858	2,968
Cash flow from investing activities	-561	-2,405	-1,481	-3,635	-3,871
Cash flow from financing activities	-1,143	1,587	-1,178	1,774	1,203
Cash flow	**-526**	**14**	**-131**	**-3**	**300**

ASSA ABLOY AB (publ)
Box 70340
SE-107 23 Stockholm, Sweden
Visiting address:
Klarabergsviadukten 90

Tel: +46 (0)8 506 485 00
Fax: +46 (0)8 506 485 85
www.assaabloy.com

BALANCE SHEET

	30 Sep 2007 SEK M	30 Sep 2006 SEK M	31 Dec 2006 SEK M
Intangible fixed assets	18,239	18,583	17,825
Tangible fixed assets	5,063	5,335	5,121
Financial fixed assets	1,287	1,251	1,363
Inventories	4,293	4,062	4,026
Trade receivables	5,570	5,380	5,081
Other non-interest-bearing current assets	1,099	992	946
Interest-bearing current assets	1,240	1,022	1,195
Total assets	**36,791**	**36,625**	**35,557**
Equity	14,742	13,860	13,645
Interest-bearing non-current liabilities	9,214	5,230	8,559
Non-interest-bearing non-current liabilities	202	272	973
Interest-bearing current liabilities	5,679	10,650	6,323
Non-interest-bearing current liabilities	6,954	6,613	6,057
Total equity and liabilities	**36,791**	**36,625**	**35,557**

CHANGE IN EQUITY

	Jan-Sep 2007 SEK M	Jan-Sep 2006 SEK M	Jan-Dec 2006 SEK M
Opening balance 1 January	**13,645**	**14,413**	**14,413**
Dividend	-1,189	-1,189	-1,189
Minority interest, net	-8	-11	-14
Cash flow hedges, fair value change	-	-1	-1
Exchange difference for the period	-215	-719	-1,320
Net Income	2,509	1,367	1,756
Closing balance at end of period	**14,742**	**13,860**	**13,645**

KEY DATA

	Jan-Sep 2007	Jan-Sep 2006	Jan-Dec 2006
Return on capital employed excl restructuring, %	18.4	16.5	17.1
Return on capital employed incl restructuring, %	18.4	12.2	12.1
Return on shareholders' equity, %	21.4	11.5	11.5
Equity ratio, %	40.1	37.8	38.4
Interest coverage ratio, times	7.4	5.3	5.1
Interest on convertible debentures net after tax, SEK M	44.2	32.4	43.6
Number of shares, thousands	365,918	365,918	365,918
Number of shares after dilution, thousands	380,713	381,050	376,033
Weighted average number of shares after dilution, thousands	377,799	379,606	379,214
Average number of employees	31,821	31,400	31,243

ASSA ABLOY AB (publ)
Box 70340
SE-107 23 Stockholm, Sweden
Visiting address:
Klarabergsviadukten 90

Tel: +46 (0)8 506 485 00
Fax: +46 (0)8 506 485 85
www.assaabloy.com



FINANCIAL INFORMATION - PARENT COMPANY

INCOME STATEMENT	Jan-Sep 2007 SEK M	Jan-Sep 2006 SEK M	Jan-Dec 2006 SEK M
Operating income	418	134	415
Income before tax	2,037	480	1,047
Net income	2,043	484	894

BALANCE SHEET	30 Sep 2007 SEK M	30 Sep 2006 SEK M	31 Dec 2006 SEK M
Non-current assets	15,740	15,078	15,321
Current assets	18,844	17,229	16,329
Total assets	**34,584**	**32,307**	**31,650**
Equity	15,179	14,280	14,241
Non-current liabilities	6,129	3,589	5,216
Current liabilities	9,276	14,438	12,193
Total equity and liabilities	**30,584**	**32,307**	**31,650**

ASSA ABLOY AB (publ)
Box 70340
SE-107 23 Stockholm, Sweden
Visiting address:
Klarabergsviadukten 90

Tel: +46 (0)8 506 485 00
Fax: +46 (0)8 506 485 85
www.assaabloy.com

ASSA ABLOY

82-34735

QUARTERLY INFORMATION - GROUP

THE GROUP IN SUMMARY
(All amounts in SEK M if not noted otherwise)

	Q 1 2006	Q 2 2006	Q 3 2006	Q 4 2006	Jan-Sep 2006	Full Year 2006	Q 1 2007	Q2 2007	Q3 2007	Jan-Sep 2007	12 month rolling
Sales	7,653	7,689	7,736	8,059	23,078	31,137	8,227	8,329	8,274	24,830	32,889
Organic growth [3]	12%	7%	8%	9%	9%	9%	6%	7%	7%	7%	
Gross income											
excl restructuring costs	3,114	3,140	3,118	3,303	9,372	12,676	3,383	3,425	3,405	10,213	13,516
Gross income / Sales	40.7%	40.8%	40.3%	41.0%	40.6%	40.7%	41.1%	41.1%	41.2%	41.1%	41.1%
Operating income before depreciation (EBITDA)											
excl restructuring costs	1,332	1,378	1,464	1,494	4,174	5,669	1,518	1,554	1,625	4,697	6,191
Gross margin (EBITDA)	17.4%	17.9%	18.9%	18.5%	18.1%	18.2%	18.5%	18.7%	19.6%	18.9%	18.8%
Depreciation	-222	-227	-229	-220	-678	-898	-229	-229	-221	-679	-899
Operating income (EBIT)											
excl restructuring costs	1,110	1,151	1,235	1,274	3,496	4,771	1,289	1,325	1,404	4,018	5,292
Operating margin (EBIT)	14.5%	15.0%	16.0%	15.8%	15.2%	15.3%	15.7%	15.9%	17.0%	16.2%	16.1%
Restructuring costs	-	-520	-437	-517	-957	-1,474	-	-	-	-	-517
Operating income (EBIT)	1,110	631	798	757	2,539	3,297	1,289	1,325	1,404	4,018	4,775
Financial items	-145	-156	-181	-188	-482	-671	-188	-197	-193	-578	-766
Income before tax	965	475	617	569	2,057	2,626	1,101	1,128	1,211	3,440	4,009
Profit margin (EBT)	12.6%	6.2%	8.0%	7.1%	8.9%	8.4%	13.4%	13.5%	14.6%	13.9%	12.2%
Tax	-261	-178	-251	-181	-690	-870	-298	-306	-327	-931	-1,112
Net income	704	297	366	388	1,367	1,756	803	822	884	2,509	2,897
Allocation of net income:											
Share holders in ASSA ABLOY AB	703	294	364	385	1,361	1,746	803	820	882	2,504	2,890
Minority interests	1	3	2	3	6	10	1	2	2	5	8

OPERATING CASH FLOW

	Q 1 2006	Q 2 2006	Q 3 2006	Q 4 2006	Jan-Sep 2006	Full Year 2006	Q 1 2007	Q 2 2007	Q3 2007	Jan-Sep 2007	12 month rolling
Operating income (EBIT)	1,110	631	798	757	2,539	3,297	1,289	1,325	1,404	4,018	4,775
Restructuring costs	-	520	437	517	957	1,474	-	-	-	-	517
Depreciation	222	227	229	220	678	898	229	229	221	679	899
Net capital expenditure	-180	-180	-151	-228	-511	-739	-101	-218	-220	-539	-767
Change in working capital	-492	-163	-241	192	-896	-704	-469	-159	53	-575	-383
Paid and received interest	-114	-176	-131	-287	-421	-708	-124	-216	-149	-489	-776
Adjustment for non-cash items	41	-26	-22	17	-7	10	-19	-4	-3	-26	-9
Operating cash flow [4]	587	833	919	1,189	2,339	3,528	805	957	1,306	3,068	4,256
Operating cash flow / Income before tax [4]	0.61	0.84	0.87	1.09	0.78	0.86	0.73	0.85	1.08	0.89	0.94

ASSA ABLOY AB (publ)
Box 70340
SE-107 23 Stockholm, Sweden
Visiting address:
Klarabergsviadukten 90

Tel: +46 (0)8 506 485 00
Fax: +46 (0)8 506 485 85
www.assaabloy.com

ASSA ABLOY is the global leader in door opening solutions, dedicated to satisfying end-user needs for security, safety and convenience.

CHANGE IN NET DEBT

	Q 1 2006	Q 2 2006	Q 3 2006	Q 4 2006	Jan-Sep 2006	Full Year 2006	Q 1 2007	Q 2 2007	Q3 2007	Jan-Sep 2007
Net debt at beginning of the period	12,240	12,506	13,127	14,785	12,240	12,240	13,560	13,799	14,534	13,560
Operating cash flow	-587	-833	-919	-1,189	-2,339	-3,528	-805	-957	-1306	-3,068
Restructuring payment	161	52	51	78	264	342	44	81	90	215
Tax paid	200	341	187	229	728	957	173	433	258	864
Acquisitions	682	255	2,187	8	3,124	3,132	509	92	341	942
Dividend	-	1,169	-	-	1,169	1,169	-	1,189	-	1,189
Translation differences	-190	-363	152	-351	-421	-772	318	-103	-461	-246
Net debt at end of period	12,506	13,127	14,785	13,560	14,785	13,560	13,799	14,534	13,456	13,456
Net debt / Equity, times	0.84	0.98	1.07	0.99	1.07	0.99	0.94	1.02	0.91	0.91

NET DEBT

	Q 1 2006	Q 2 2006	Q 3 2006	Q 4 2006	Q 1 2007	Q 2 2007	Q3 2007
Long-term interest-bearing receivables	-61	-65	-73	-127	-139	-161	-197
Short-term interest-bearing investments	-87	-179	-181	-80	-79	-119	-261
Cash and bank balances	-958	-833	-841	-1,115	-998	-1,549	-979
Pension provisions	1,657	1,337	1,329	1,297	1,337	1,239	1,213
Other long-term interest-bearing liabilities	4,541	3,830	3,901	7,262	7,392	8,218	8,002
Short-term interest-bearing liabilities	7,414	9,037	10,650	6,323	6,285	6,906	5,678
Total	12,506	13,127	14,785	13,560	13,799	14,534	13,456

CAPITAL EMPLOYED AND FINANCING

	Q 1 2006	Q 2 2006	Q 3 2006	Q 4 2006	Q 1 2007	Q 2 2007	Q3 2007
Capital employed	27,368	26,497	28,645	27,205	28,535	28,822	28,198
- of which goodwill	15,966	15,572	17,237	16,683	17,375	17,237	17,077
Net debt	12,506	13,127	14,785	13,560	13,799	14,534	13,456
Minority Interest	70	59	64	60	59	56	56
Shareholders' equity (excl minority interest)	14,793	13,311	13,796	13,585	14,677	14,232	14,688

DATA PER SHARE	Q 1 2006 SEK	Q 2 2006 SEK	Q 3 2006 SEK	Q 4 2006 SEK	Jan-Sep 2006 SEK	Full Year 2006 SEK	Q 1 2007 SEK	Q 2 2007 SEK	Q3 2007 SEK	Jan-Sep 2007 SEK	12 month rolling SEK
Earnings per share after tax and before dilution [1]	1.92	0.80	1.00	1.05	3.72	4.77	2.19	2.24	2.41	6.84	7.69
Earnings per share after tax and dilution [2]	1.88	0.80	0.99	1.05	3 67	4.72	2.16	2.20	2.36	6.72	7.77
Earnings per share after tax and dilution excl restructuring costs [2]	1.88	1.95	2.02	2.14	5.85	7.99	2.16	2.20	2.36	6.72	8.86
Shareholders' equity per share after dilution [2]	44.03	40.93	42.00	39.13	42.00	39.13	42.46	43.68	44.68	44.68	

ASSA ABLOY AB (publ)
Box 70340
SE-107 23 Stockholm, Sweden
Visiting address:
Klarabergsviadukten 90

Tel: +46 (0)8 506 485 00
Fax: +46 (0)8 506 485 85
www.assaabloy.com

RESULTS BY DIVISION

SEK M	EMEA [5]		Americas [6]		Asia Pacific [7]		Global Technologies [8]		Entrance Systems		Other		Total	
Jul - Sep and 30 Sep respectively	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Sales, external	3,047	2,815	2,608	2,623	645	549	1,233	1,082	740	667			8,274	7,736
Sales, intragroup	97	99	13	9	51	62	21	25	7	7	-190	-202		
Sales	**3,144**	**2,914**	**2,621**	**2,632**	**696**	**611**	**1,254**	**1,107**	**747**	**674**	**-190**	**-202**	**8,274**	**7,736**
Organic growth [3]	*6%*	*8%*	*5%*	*9%*	*10%*	*3%*	*11%*	*11%*	*7%*	*11%*			*7%*	*8%*
Operating income (EBIT)	**543**	**469**	**533**	**523**	**93**	**63**	**203**	**168**	**109**	**87**	**-76**	**-75**	**1,404**	**1,235**
Operating margin (EBIT)	*17.3%*	*16.1%*	*20.3%*	*19.8%*	*13.4%*	*10.3%*	*16.2%*	*15.1%*	*14.6%*	*12.9%*			*17.0%*	*16.0%*
Restructuring costs	-	-316	-	-23	-	-18	-	-79	-	-1	-	-	-	-437
Operating income (EBIT) incl restructuring costs	**543**	**153**	**533**	**500**	**93**	**45**	**203**	**89**	**109**	**86**	**-76**	**-75**	**1,404**	**798**
Capital employed	9,967	9,609	8,428	8,965	2,082	2,017	5,102	5,190	3,186	3,135	-567	-271	28,198	28,645
- of which goodwill	4,777	4,691	5,060	5,434	956	969	3,745	3,685	2,539	2,458			17,077	17,237
Return on capital employed excl restructuring	*20.0%*	*17.9%*	*24.0%*	*23.2%*	*17.6%*	*12.7%*	*15.8%*	*16.1%*	*13.7%*	*11.3%*			*18.9%*	*17.4%*
Operating income (EBIT)	543	153	533	500	93	45	203	89	109	86	-76	-75	1,404	798
Restructuring costs	-	316	-	23	-	18	-	79	-	1	-	-	-	437
Depreciation	102	111	55	52	16	18	35	37	9	10	3	3	221	229
Net capital expenditure	-108	-1	-43	-46	-13	-40	-43	-55	-6	-4	-5	-5	-220	-151
Movement in working capital	22	-42	50	-31	4	-48	26	-42	-71	-70	-22	-10	53	-241
Cash flow [4]	**559**	**537**	**595**	**498**	**100**	**-7**	**221**	**108**	**41**	**23**			**1,458**	**1,072**
Adjustment for non-cash items											-3	-22	-3	-22
Paid and received interest											-149	-131	-149	-131
Operating cash flow [4]													**1,306**	**919**

SEK M	EMEA [5]		Americas [6]		Asia Pacific [7]		Global Technologies [8]		Entrance Systems		Other		Total	
Jan - Sep and 30 Sep respectively	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Sales, external	9,659	8,971	7,798	7,730	1,728	1,546	3,507	2,906	2,137	1,925			24,830 [9]	23,078 [10]
Sales, intragroup	299	251	39	24	157	179	87	87	27	25	-610	-566		
Sales	**9,958**	**9,222**	**7,837**	**7,754**	**1,885**	**1,725**	**3,594**	**2,993**	**2,164**	**1,950**	**-610**	**-566**	**24,830**	**23,078**
Organic growth [3]	8%	8%	5%	10%	8%	4%	11%	11%	8%	10%			7%	9%
Operating income (EBIT)	**1,693**	**1,441**	**1,535**	**1,488**	**207**	**143**	**535**	**418**	**302**	**248**	**-254**	**-242**	**4,018**	**3,496**
Operating margin (EBIT)	*17.0%*	*15.6%*	*19.6%*	*19.2%*	*11.0%*	*8.3%*	*14.9%*	*14.0%*	*14.0%*	*12.7%*			*16.2%*	*15.2%*
Restructuring costs	-	-736	-	-81	-	-60	-	-79	-	-1	-	-	-	-957
Operating income (EBIT) incl restructuring costs	**1,693**	**705**	**1,535**	**1,407**	**207**	**83**	**535**	**339**	**302**	**247**	**-254**	**-242**	**4,018**	**2,539**
Capital employed	9,967	9,609	8,428	8,965	2,082	2,017	5,102	5,190	3,186	3,135	-567	-271	28,198	28,645
- of which goodwill	4,777	4,691	5,060	5,434	956	969	3,745	3,685	2,539	2,458			17,077	17,237
Return on capital employed excl restructuring	*21.3%*	*18.5%*	*23.3%*	*22.8%*	*13.2%*	*9.5%*	*14.0%*	*13.7%*	*12.8%*	*10.3%*			*18.4%*	*16.5%*
Operating income (EBIT)	1,693	705	1,535	1407	207	83	535	339	302	247	-254	-242	4,018	2,539
Restructuring costs	-	736	-	81	-	60	-	79	-	1	-	-	-	957
Depreciation	325	347	167	178	48	47	100	69	29	30	9	7	679	678
Net capital expenditure	-210	-157	-127	-127	-44	-87	-137	-101	-5	-23	-16	-16	-539	-511
Movement in working capital	-370	-382	-81	-307	-7	-39	-92	-155	-6	-31	-17	18	-575	-896
Cash flow [4]	**1,437**	**1,249**	**1,494**	**1,232**	**205**	**64**	**406**	**231**	**320**	**224**			**3,583**	**2,767**
Adjustment for non-cash items											-26	-7	-26	-7
Paid and received interest											-489	-421	-489	-421
Operating cash flow [4]													**3,068**	**2,339**
Average number of employees	**12,484**	**12,359**	**9,603**	**9,802**	**4 942**	**5,145**	**2,565**	**2,127**	**2,114**	**1,857**	**113**	**110**	**31,821**	**31,400**

ASSA ABLOY AB (publ)
Box 70340
SE-107 23 Stockholm, Sweden
Visiting address:
Klarabergsviadukten 90

Tel: +46 (0)8 506 485 00
Fax: +46 (0)8 506 485 85
www.assaabloy.com

82-34735

SEK M	EMEA [5]	Americas [6]	Asia Pacific [7]	Global Technologies [8]	Entrance Systems	Other	Total
Jan - Dec and 31 Dec respectively	2006	2006	2006	2006	2006	2006	2006
Sales, external	12,165	10,104	2,082	4,108	2,678		31,137 [11]
Sales, intragroup	344	38	227	112	37	-758	
Sales	**12,509**	**10,142**	**2,309**	**4,220**	**2,715**	**-758**	**31,137**
Organic growth [3]	*8%*	*10%*	*4%*	*12%*	*11%*		*9%*
Operating income (EBIT)	**1,972**	**1,945**	**213**	**612**	**368**	**-339**	**4,771**
Operating margin (EBIT)	*15.8%*	*19.2%*	*9.2%*	*14.5%*	*13.6%*		*15.3%*
Restructuring costs	-1,059	-169	-93	-152	-1	-	-1,474
Operating income (EBIT) incl restructuring costs	**913**	**1,776**	**120**	**460**	**367**	**-339**	**3,297**
Capital employed	9,183	8,545	1,974	4,911	3,121	-529	27,205
- of which goodwill	4,631	5,076	955	3,568	2,453		16,683
Return on capital employed excl restructuring	*19.1%*	*22.3%*	*10.8%*	*15.5%*	*11.5%*		*17.1%*
Operating income (EBIT)	913	1,776	120	460	367	-339	3,297
Restructuring costs	1,059	169	93	152	1	-	1,474
Depreciation	468	231	64	87	39	9	898
Net capital expenditure	-251	-199	-109	-127	-30	-23	-739
Movement in working capital	-290	-253	-56	-146	-45	86	-704
Cash flow [4]	**1,899**	**1,724**	**112**	**426**	**332**		**4,226**
Adjustment for non-cash items						10	10
Paid and received interest						-708	-708
Operating cash flow [4]							**3,528**
Average number of employees	12,283	9,641	5,099	2,183	1,926	111	31,243

[1] Number of shares, thousands, used for the calculation amount to 365,918 for all periods.
[2] Number of shares, thousands, used for calculation: Jul-Sep: 380,713 (381,050); Jan - Sep: 377,799 (379,606); Jan-Dec 2006: 379,214.
[3] Organic growth concern comparable units after adjustment for acqusitons and currency effects.
[4] Excluding restructuring items.
[5] Europe, Middle East and Africa.
[6] North, Central and South America.
[7] Asia, Australia and New Zealand.
[8] ASSA ABLOY Hospitality, ASSA ABLOY Identification Technologies (ITG) and HID Global.
[9] Sales Jan-Sep 2007 by Geography: Europe 11,736, North America 9,540, Central and South America 419, Africa 371, Asia 1,379, Pacific 1,385.
[10] Sales Jan-Sep 2006 by Geography: Europe 10,878, North America 9,264, Central and South America 357, Africa 337, Asia 1,098, Pacific 1,145.
[11] Sales Jan - Dec 2006 by Geography: Europe 14,834, North America 12,155, Central and South America 510, Africa 457, Asia 1,579, Pacific 1,602.
[12] 2006 figures have been adjusted compared to previous financial reports. Cash flow from operating activities have been reduced by restructuring payments for the period. The equivalent amount has been added to cash flow from financing activities.

END

ASSA ABLOY AB (publ)
Box 70340
SE-107 23 Stockholm, Sweden
Visiting address:
Klarabergsviadukten 90

Tel: +46 (0)8 506 485 00
Fax: +46 (0)8 506 485 85
www.assaabloy.com